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                             March 18, 2024

       Fu Xiaowei
       Chief Executive Officer
       YY Group Holding Ltd.
       60 Paya Lebar Road
       #05-43 Paya Lebar Square
       Singapore 409051

                                                        Re: YY Group Holding
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Response dated
March 12, 2024
                                                            File No. 333-275486

       Dear Fu Xiaowei:

                                                        We have reviewed your
written response letter and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

       Response Letter Submitted March 12, 2024

       General

   1. We note your response to comment 3. Please expand your disclosure regarding the relationship between
Zhang Fan and the Resale Shareholder, including the date on which the Resale Shareholder
received the shares, the value of the shares, and the percentage of
                                                        Zhang Fan's total
beneficial interest in the company that the shares represented prior to being transferred to
the Resale Shareholder.

                                                        We also note that Zhang
Fan sought the expertise of the Resale Shareholder "in a personal capacity," and that the
services provided to her by the Resale Shareholder included
                                                        "advice on internal
control procedures, board-level guidance, goal alignment, succession planning, leadership
development, stakeholder management. . . and coordination with relevant personnel."
Please explain how advice on such matters constitutes advice to
 Fu Xiaowei
YY Group Holding Ltd.
March 18, 2024
Page 2
         Zhang Fan "in a personal capacity" as opposed to in connection with her role as a director of the board of the company and spouse of the Chairman/CEO of the company.

         Finally, please revise your registration statement to disclose VCQ's role as your IPO
         Consultant, including the material terms of your agreement with VCQ, the services and consideration provided in accordance with such agreement, whether VCQ is a related party, and the manner in which you became acquainted with and retained VCQ.

         For further guidance, please refer to Securities Act Rules Compliance and Disclosure
         Interpretation 612.09.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameFu Xiaowei                                  Sincerely,
Comapany NameYY Group Holding Ltd.
                                                              Division of
Corporation Finance
March 18, 2024 Page 2                                         Office of Trade &
Services
FirstName LastName